FORM 51-102F4

BUSINESS ACQUISITION REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1Identity of Company

1.1	Name and Address of Company

Sandstorm Gold Ltd.

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Reference to the ‟Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer

Erfan Kazemi

Chief Financial Officer

Telephone: (604) 689-0234

Item 2 Details of Acquisition

2.1Nature of Business Acquired

Summary

On April 26, 2017, the Board of Directors of the Company and of Mariana Resources Limited (“Mariana”) announced that they had reached agreement on the terms of a recommended share and cash acquisition pursuant to which the Company would acquire the entire issued, and to be issued, ordinary share capital of Mariana (the “Mariana Shares”) which the Company did not already own by way of a court-sanctioned scheme of arrangement under part VIII of The Companies (Guernsey) Law, 2008 (as amended) (the Mariana Takeover”).    It was agreed that the shareholders of Mariana (the “Mariana Shareholders”), other than the Company,  would receive cash and common shares of the Company on the basis of 28.75 British pence in cash (the “Consideration Cash”) plus 0.2573 of a fully paid and non-assessable common share of the Company (the “Consideration Shares”) (the Consideration Cash and the Consideration Shares, collectively the “Consideration”) for each Mariana Share held.

Completion of the Mariana Takeover was primarily subject to the approval of the: (i) Mariana Shareholders at a meeting convened by order of the Royal Court of Guernsey and held on June 16, 2017; (ii) Mariana Shareholders by way of special resolution at an extraordinary meeting of the Mariana Shareholders held on June 16, 2017, (ii) Royal Court of Guernsey, (iii) Toronto Stock Exchange, and (iv) the TSX Venture Exchange.  All of the required approvals were obtained and, effective July 3, 2017, the Company completed the Mariana Takeover and acquired all of the remaining 127,032,432 issued and outstanding Mariana Shares not already held by the Company and Mariana became a wholly owned subsidiary of the Company.  Pursuant to the Mariana Takeover, Sandstorm issued an aggregate of 32,685,228 Consideration Shares and paid aggregate Consideration Cash of £36,521,623 to the Mariana Shareholders (other than the Company).   Post-closing, all outstanding Mariana stock options and warrants are exercisable for common shares of the Company and each holder will receive 0.3487 of a Consideration Share and no Consideration Cash upon exercise.

Mariana ceased as a reporting issuer in the provinces of British Columbia, Alberta and Ontario on July 20, 2017.  Its ordinary shares were listed for trading on the TSX Venture Exchange until July 5, 2017, when its common shares were voluntarily de-listed.  Its listing on AIM was cancelled on July 4, 2017.

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Additional information concerning the Mariana Takeover is set out in Mariana’s management information circular dated May 15, 2017 (the “Mariana Circular”), which is available on SEDAR under Mariana’s profile.

2.2Acquisition Date

On May 19, 2016, the Company acquired 89,802,436 Mariana Shares and 44,901,218 warrants of Mariana (“Mariana Warrants”) exercisable at a price of 2.5 UK pence per Mariana Warrant, exercisable until May 6, 2018.  Subsequently, in July 2016, Mariana consolidated its share capital on a 10:1 basis, resulting in the Company holding 8,980,243 Mariana Shares (post-consolidation) and 4,490,122 Mariana Warrants (post-consolidation) exercisable at a post-consolidation price of 25 UK pence per Mariana Warrant.

On July 3, 2017, pursuant to the Mariana Takeover, the Company acquired the remaining 127,032,432 issued and outstanding Mariana Shares, resulting in Mariana becoming a wholly owned subsidiary of the Company.

2.3Consideration

(a)

on May 19, 2016,  pursuant to a non-brokered private placement, the Company acquired 89,802,436 Mariana Shares (8,890,243 on a post-consolidation basis) and 44,901,218 Mariana Warrants (4,490,122 on a post-consolidation basis) at a price of 1.82 UK pence per  Mariana Share from Mariana for gross consideration of £1,634,404 and the source of funds for this acquisition was cash on hand; and

(b)

on July 3, 2017, upon completion of the Mariana Takeover, the Company acquired the remaining 127,032,432 Mariana Shares by issuing an aggregate of 32,685,228 Consideration Shares and paying aggregate Consideration Cash of £36,521,623  to the Mariana Shareholders (other than the Company).  The Mariana Shareholders (other than the Company) each received 0.2573 of a Consideration Share and £0.2875 for each Mariana Share held.  The Consideration Cash portion of the Consideration was funded from the Company’s cash on hand in combination with a draw down by the Company of US$16 million under the Company’s existing US$110 million revolving credit facility (which was subsequently re-paid in full).

2.4Effect on Financial Position

As of the current date, the Company has no current plans or proposals for material changes in its business affairs.    Kindly refer to the attached pro forma financial statements.

Additional information concerning the Mariana Takeover is set out in the Mariana Circular, which is available on SEDAR under Mariana’s profile.

2.5Prior Valuations

Under Multilateral Instrument 61-101 – Protection of Minority Holders in Special Transactions (“MI 61-101”),  Mariana was exempt from the formal valuation requirements because Mariana was listed on the TSX Venture Exchange.  Accordingly, there were no formal fairness opinions or valuations prepared in connection with the Mariana Takeover.

However, in connection with the Mariana Takeover,  Mariana engaged RFC Ambrian Limited to act as financial advisor to Mariana.  In addition, Mariana engaged Raymond James Ltd. to act exclusively as Canadian financial adviser to Mariana and to the Mariana independent directors.  KPMG LLP, which is authorized and regulated in the United Kingdom, acted as UK financial adviser to the Company with respect to the Mariana Takeover.

3

2.6Parties to Transaction

The Mariana Takeover pursuant to which the Company acquired its interest in Mariana was a court-sanctioned scheme of arrangement approved by the Royal Court of Guernsey and was not conducted directly with an informed person (as defined in National Instrument 51-102), associate or affiliate of the Company.  Two directors of the Company were shareholders of Mariana and received the applicable Consideration following closing of the Mariana Takeover.    Additional information concerning the Mariana Takeover is set out in the Mariana Circular, which is available on SEDAR under Mariana’s profile.

2.7Date of Report

September 18, 2017.

Item 3Financial Statements and Other Information

The following financial statements are included in this Business Acquisition Report:

(a)	Financial statements which are incorporated by reference into this Business Acquisition Report are listed below:

●Audited Consolidated Financial Statements of Mariana for the years ended December 31, 2016 and December 31, 2015 as filed on SEDAR on April 27, 2017.

(b)	Financial statements and other information which are attached as Schedule “A” and form a part of this Business Acquisition Report are listed below:

●Unaudited Pro Forma Condensed  Consolidated Statement of Income of the Company for the year ended December 31, 2016, giving effect to the acquisition of the interest in Mariana as if it had been completed on January 1, 2016, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements;

●Unaudited Pro Forma Condensed Consolidated Statement of Financial Position of the Company as at June 30, 2017;

●Unaudited Pro Forma Condensed Consolidated Statement of Income  of the Company for the interim period ended June 30, 2017, giving effect to the acquisition of the interest in Mariana as if it had been completed on January 1, 2017, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements; and

●Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company.

(c)	Unaudited Condensed Consolidated Financial Statements of Mariana for the interim period ended June 30, 2017, are attached hereto as Schedule “B”.

4

Cautionary Note Regarding Forward Looking Statements

This Business Acquisition Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation.  Forward-looking information is provided as of the date of this Business Acquisition Report and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.    Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition and other risks.  The foregoing list of risks is not exhaustive.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “A”

Unaudited Pro Forma Condensed Consolidated Statements

of the Company as at and for the year ended December 31, 2016 and for the interim period ended June 30, 2017

SANDSTORM GOLD LTD.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED JUNE 30, 2017

FOR THE YEAR ENDED DECEMBER 31, 2016

(UNAUDITED)

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as at JUNE 30, 2017

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Mariana Resources Ltd. (see note 7(a))	Note 4	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated

Cash and cash equivalents	4,570	3,570		-	8,140
Restricted cash	51,928	-	(d)	(51,686)	242
Trade receivables and other	6,938	927		-	7,865
	63,436	4,497		(51,686)	16,247

Mineral interests and royalties	381,355	-		-	381,355
Investments	81,824	-	(a)	(15,851)	65,973
Deferred financing costs	1,671	-		-	1,671
Deferred income tax assets	15,462	-		-	15,462
Deferred exploration costs	-	8,429	(b)	(1,378)	7,051
Investment in an associate	-	3,478	(b)	184,342	187,820
Receivables and other	1,809	1,070	(b)	(91)	2,788
	545,557	17,474		115,336	678,367

Trade and other payables	6,477	989		-	7,466
Deferred income tax liabilities	2,969	-		-	2,969
	9,446	989		-	10,435

Share Capital	573,290	178	(c)	(178)	695,860
			(d)	122,570
Share Premium account	-	68,656	(c)	(68,656)	-
Reserves	25,660	15,242	(c)	(15,242)	34,445
			(d)	8,785
Deficit	(30,617)	(67,754)	(a)(c)	67,744	(30,627)
Other comprehensive income	(32,222)	-	(a)	476	(31,746)
Non-controlling interest	-	163	(c)	(163)	-
	536,111	16,485		115,336	667,932

Total liabilities and shareholders' equity	545,557	17,474		115,336	678,367

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

 PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF (loss) FOR THE period ENDED june 30, 2017

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Mariana Resources Ltd. (see note 7(b))	Note 4	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated
Sales	24,696	-		-	24,696
Royalty revenue	10,194	-		-	10,194
	34,890	-		-	34,890

Cost of sales, excluding depletion	7,718	-		-	7,718
Depletion	15,946	-		-	15,946
Total cost of sales	23,664	-	-		23,664

Gross profit	11,226	-		-	11,226

Expenses and other (income)
Administration expense	2,883	6,925		-	9,808
Project evaluation	2,313	-		-	2,313
Foreign exchange (gain) / loss	(1,984)	1,701		-	(283)
(Gain) / loss on revaluation of investments	(1,867)	-	(a)	10	(1,857)
Finance income	(354)	(6)		-	(360)
Finance expense and other	779	-		-	779
Loss on associate	-	127		-	127
Mineral, royalty and other interests impairments	4,534	146		-	4,680
Gain on settlement of loan receivable and mineral interest disposal	(2,210)	-		-	(2,210)
Income (loss) from operations	7,132	(8,893)		(10)	(1,771)
Income tax expense	2,077	-		-	2,077
Net income (loss) for the period	5,055	(8,893)		(10)	(3,848)

Basic earnings (loss) per share	0.03	(0.07)			(0.02)
Diluted earnings (loss) per share	0.03	(0.07)			(0.02)

Weighted average number of common shares outstanding
Basic	151,968,781	128,175,085		(95,489,857)	184,654,009
Diluted	157,398,690	128,175,085		(100,919,766)	184,654,009

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE year ENDED december 31, 2016

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Mariana Resources Ltd. (see note 7(c))	Note 4	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated
Sales	41,634	-		-	41,634
Royalty revenue	20,737	-		-	20,737
	62,371	-		-	62,371

Cost of sales, excluding depletion	12,834	-		-	12,834
Depletion	27,654	-		-	27,654
Total cost of sales	40,488	-	-		40,488

Gross profit	21,883	-		-	21,883

Expenses and other (income)
Administration expense	5,031	3,311		-	8,342
Project evaluation	5,064	-		-	5,064
Foreign exchange loss / (gain)	87	(880)		-	(793)
(Gain) / loss on revaluation of investments	(22,093)	156	(a)	10	(21,927)
Finance income	(2,598)	(16)		-	(2,614)
Finance expense and other	4,100	-		-	4,100
Loss on associate	-	523		-	523
Mineral, royalty and other interests impairments	2,507	3,112		-	5,619
Income (loss) from operations	29,785	(6,206)		(10)	23,569
Income tax expense	4,531	-		-	4,531
Net income (loss) for the period	25,254	(6,206)		(10)	19,038

Basic earnings (loss) per share	0.18	(0.06)			0.11
Diluted earnings (loss) per share	0.17	(0.06)			0.10

Weighted average number of common shares outstanding
Basic	144,159,678	108,765,335		(76,080,107)	176,844,906
Diluted	149,961,923	108,765,335		(76,080,107)	182,647,151

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Expressed in U.S. dollars ($000s) / unaudited

1.	Basis Of Presentation

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition by Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Sandstorm”) of 100% of the outstanding common shares of Mariana Resources Ltd. (“Mariana”). All amounts are expressed in United States dollars and all values are rounded to the nearest thousand except where otherwise indicated. The unaudited pro forma condensed consolidated statement of financial position of Sandstorm Gold as at June 30, 2017, the unaudited pro forma condensed consolidated statements of income for the period ended June 30, 2017 and year ended December 31, 2016 have been prepared, for illustrative purposes only, to give effect to the acquisition of 100% of the outstanding common shares of Mariana by Sandstorm Gold pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been compiled from the following historical information:

a)	A pro forma condensed consolidated statement of financial position combining:
i.	The unaudited consolidated statement of financial position of Sandstorm Gold as at June 30, 2017; and
ii.	The unaudited consolidated statement of financial position of Mariana as at June 30, 2017.
b)	A pro forma condensed consolidated statement of loss for the period ended June 30, 2017 combining:
i.	The unaudited consolidated statement of income of Sandstorm Gold for the six months ended June 30, 2017; and
ii.	The unaudited consolidated statement of loss and comprehensive loss of Mariana for the six months ended June 30, 2017.

c)	A pro forma condensed consolidated statement of income for the year ended December 31, 2016 combining:
i.	The consolidated statement of income of Sandstorm Gold for the year ended December 31, 2016; and
ii.	The consolidated statement of loss and comprehensive loss of Mariana for the year ended December 31, 2016.

The pro forma consolidated statement of financial position as at June 30, 2017 has been prepared as if the transactions described in note 4 had occurred on June 30, 2017. The pro forma condensed consolidated statements of income for the six month period ended June 30, 2017 and for the year ended December 31, 2016 have been prepared as if the transactions described in note 4 had occurred on January 1, 2016.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of Sandstorm Gold, which would have actually resulted had the transactions been effected on the dates indicated. The calculation of the purchase price and determination of the fair value of the assets acquired and liabilities assumed have been prepared on a preliminary basis and are subject to change as a result of several factors, which could include among others, changes in the underlying estimates used in this assessment. The pro forma financial information is not necessarily indicative of the future financial performance following the proposed transaction.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Sandstorm Gold and Mariana for the year ended December 31, 2016 and the notes thereto, and the unaudited consolidated financial statements of Sandstorm Gold and Mariana for the six months ended June 30, 2017 and the notes thereto.

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Sandstorm Gold’s audited consolidated financial statements as at December 31, 2016. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between Sandstorm Gold and Mariana where the impact was potentially material. The significant accounting policies of Mariana conform in all material respects to those of Sandstorm Gold.

3.	PRO FORMA asset acquisition accounting

On July 3, 2017, Sandstorm Gold closed its previously announced plan of arrangement (the “Arrangement Agreement”) pursuant to which Sandstorm Gold would acquire 100% of the outstanding common shares in the capital of Mariana (the “Mariana Shares”) by way of a court-sanctioned Scheme of Arrangement under Part VIII of the Companies (Guernsey) Law (the “Scheme”).

As contemplated in the Arrangement Agreement, the shareholders of Mariana, other than Sandstorm Gold, received common shares of Sandstorm Gold (the “Sandstorm Gold Shares”) on the basis of 0.2573 of a Sandstorm Gold Share plus 28.75 pence in cash for each Mariana common share held.

As contemplated in the Arrangement Agreement, each holder of a Mariana share option or warrant (“Mariana Options”) received a Sandstorm Gold share option or warrant (the “Sandstorm Gold Options”) on the basis of 0.3487 of a Sandstorm Gold Option for each Mariana Option held.

Based on Sandstorm Gold’s closing share price on July 3, 2017, the total value of the share consideration to acquire the common shares of Mariana not already owned by Sandstorm was approximately $122.6 million, with an additional cash payment for $47.3 million.

The total consideration of $199.4 million was comprised of the Sandstorm Gold shares issued of $122.6, Sandstorm Gold Options issued of $8.8 million, a cash payment of $47.3 million, $16.3 million of Mariana shares and warrants already owned by Sandstorm Gold, and $4.4 million in transaction costs which are capitalized as part of the purchase. The purchase price reasonably approximates the relative fair value of the net assets acquired, as follows:

Consideration:

Sandstorm shares issued (32,685,228 common shares)	$122,570
Cash paid	47,259
Mariana shares previously owned by Sandstorm Gold	16,318
Sandstorm Gold Options issued	8,785
Transaction costs	4,427
$199,359
Fair value of net assets acquired:

Cash and cash equivalents	$3,570
Trade receivables and other	927
Deferred exploration costs	7,051
Investment in an associate	187,820
Receivables and other	783
Property, plant and equipment	197
Trade payables and accrued liabilities	(989)
$199,359

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

The transaction is anticipated to be accounted for as an asset acquisition.  For the purposes of preparing these consolidated pro forma consolidated financial statements, the value of the Sandstorm Gold common shares issued was calculated at a price of USD $3.75, representing Sandstorm Gold’s closing price on July 3, 2017. The Sandstorm Gold Options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1%, an expected volatility of up to 30%, an expected average life of up to 1.6 years and a dividend yield of nil.

Sandstorm Gold has estimated the fair value of the assets acquired to be materially equal to their carrying value except for the interest in an associate which was estimated to have a fair value of $187.8 million, and the deferred exploration costs which was estimated to have a fair value of $7.1 million.

The determination of the relative fair value of the net assets acquired is based upon management’s preliminary estimates and certain assumptions. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed above as further analysis is completed. Consequently, the actual fair values of the assets acquired and liabilities assumed may be different than those in the unaudited pro forma condensed consolidated statements.

4.	PRO FORMA adjustments

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the asset acquisition of Mariana had occurred on June 30, 2017.

a)

To remove investment value of Mariana Options previously owned, and record difference of investment value from June 30 to July 3, 2017, as a gain on investments recognized in Other Comprehensive Income for shares, and loss on investments recognized on Statement of Profit and Loss for warrants. Total value of investments removed as part of acquisition is a total consideration of $16.3 million.

b)

To increase the carrying value of Mariana’s Investment in an Associate by $184.3 million to its fair value. Additionally to decrease the carrying value of Mariana’s Deferred Exploration Costs by $1.4 million, and Mariana’s Other Assets by $0.1 million to their fair value.

c)	To eliminate Mariana’s share capital, deficit, and reserves.
d)

To record the issuance of 32,685,228 Sandstorm Shares in exchange for the Mariana common shares not already owned by Sandstorm Gold for consideration of $122.6 million, the issuance of Sandstorm Options in exchange for Mariana Options for consideration of $8.8 million, and the additional cash payment to Mariana shareholders of $51.7 million.

The unaudited pro forma condensed consolidated statement of income for the six month period ended June 30, 2017 and the year ended December 31, 2016 reflects the following adjustments as if the business combination of Mariana had occurred on January 1, 2016.

e)	The gain/loss recognized on Mariana shares and warrants previously owned by Sandstorm was nominal in the year and has not been adjusted in the pro forma adjustments.

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

5.	PRO FORMA weighted AVERAGE shares outstanding

The weighted average shares outstanding for Sandstorm Gold have been adjusted to reflect the additional shares resulting from the transaction described in notes 3 and 4 effective January 1, 2016.

Six months ended June 30, 2017
Basic weighted average number of common shares	151,968,781
Shares issued for acquisition of Mariana	32,685,228
Pro forma basic weighted average number of common shares	184,654,009

Diluted weighted average number of common shares	157,398,690
Shares issued for acquisition of Mariana	32,685,228
Weighted average number of common shares removed due to net loss recognized	(5,429,909)
Pro forma diluted weighted average number of common shares	184,654,009

The unaudited pro forma statement of (loss) income for six months ended June 30, 2017 has a net loss; however, if the pro forma statement of income had net earnings, 5,429,909 share options, warrants, and restricted share rights would have been included in the computation of diluted weighted average number of common shares as they would have been dilutive.

Year ended December 31, 2016
Basic weighted average number of common shares	144,159,678
Shares issued for acquisition of Mariana	32,685,228
Pro forma basic weighted average number of common shares	176,844,906

Diluted weighted average number of common shares	149,961,923
Shares issued for acquisition of Mariana	32,685,228
Pro forma diluted weighted average number of common shares	182,647,151

6.	capital stock

Sandstorm Gold’s issued number of common shares as at June 30, 2017 and December 31, 2016 has been adjusted to reflect the additional shares of Sandstorm issued, resulting from the transaction described in note 3 and 4 as follows:

June 30, 2017
Issued and outstanding	151,994,269
Shares issued for acquisition of Mariana	32,685,228
Pro forma balance, June 30, 2017	184,679,497

December 31, 2016
Issued and outstanding	151,931,282
Shares issued for acquisition of Mariana	32,685,228
Pro forma balance, December 31, 2016	184,616,510

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

7.	conversion of MARIANA historical financial statements to united states dollars

These unaudited pro forma condensed consolidated financial statements are presented in United States dollars unless otherwise stated. Accordingly, the financial information of Mariana used to construct the unaudited pro forma condensed consolidated financial statements, including the consolidated statement of financial position as at June 30, 2017, the consolidated statement of loss for the six months ended June 30, 2017, and the consolidated statement of income for the year ended December 31, 2016 were converted from Pounds Sterling (“GBP”) to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at June 30, 2017 - $1.3004

For the six month period ended June 30, 2017- $1.2579

For the year ended December 31, 2016 - $1.3557

a)	Mariana consolidated statement of financial position at June 30, 2017, translated at the rate of $1.3004.

	June 30, 2017 (GBP)	June 30, 2017 (USD)
Cash and cash equivalents	2,745	3,570
Other receivables and prepayments	713	927
	3,458	4,497

Deferred exploration costs	6,482	8,429
Property, plant and equipment	153	199
Goodwill	44	57
Investment in an associate	2,675	3,478
Other	626	814
	13,438	17,474

Trade and other payables	655	852
	105	137
	760	989

Equity
Issued share capital	136	178
Share premium account	52,798	68,656
Other components of equity	11,723	15,242
Accumulated losses	(52,104)	(67,754)
Equity attributable to equity holders of the parent	12,553	16,322
Non-controlling interests	125	163
Total equity	12,678	16,485
Total liabilities and equity	13,438	17,474

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

b)	Mariana consolidated statement of loss for the six month period ended June 30, 2017, translated at the rate of $1.2579.
(GBP)	(USD)
Six months ended June 30, 2017 (GBP)	Six months ended June 30, 2017 (USD)

Employee and directors benefits expense	(3,320)	(4,176)
Professional services expense	(1,877)	(2,361)
Marketing expense	(68)	(86)
Administrative and other expense	(119)	(150)
Travel expense	(85)	(107)
Occupancy expense	(21)	(26)
Impairment/write off of deferred exploration costs	(116)	(146)
Depreciation expense	(15)	(19)
Exchange losses	(1,352)	(1,701)
(Loss)/gain on associate	(38)	(48)
Share of associate’s (loss)/profit	(63)	(79)
Other income	5	6
Loss for the year	(7,069)	(8,893)

Basic loss per share	(0.06)	(0.07)
Diluted loss per share	(0.06)	(0.07)

Basic	128,175,085	128,175,085
Diluted	128,175,085	128,175,085

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

c)	Mariana consolidated statement of comprehensive loss for the year ended December 31, 2016, translated at the rate of $1.3557.

Year ended December 31, 2016 (GBP)	Year ended December 31, 2016 (USD)

Employee and directors benefits expense	(1,472)	(1,996)
Professional services expense	(497)	(674)
Marketing expense	(141)	(191)
Administrative and other expense	(108)	(146)
Travel expense	(161)	(218)
Occupancy expense	(38)	(52)
Impairment/write off of deferred exploration costs	(2,251)	(3,052)
Depreciation expense	(25)	(34)
Exchange losses	649	880
(Loss)/gain on associate	(147)	(199)
Share of associate’s (loss)/profit	(239)	(324)
Impairment of goodwill	(44)	(60)
Provision against financial instrument	(115)	(156)
Other income	12	16
Loss for the year	(4,577)	(6,206)

Basic loss per share	(0.04)	(0.06)
Diluted loss per share	(0.04)	(0.06)

Basic	108,765,335	108,765,335
Diluted	108,765,335	108,765,335

The accompanying notes are an integral part of these pro forma condensed consolidated financial statements

SCHEDULE “B”

Unaudited Condensed Consolidated Financial Statements

of Mariana as at and for the interim period ended June 30, 2017

MARIANA RESOURCES LIMITED

(Incorporated in Guernsey, Registered No. 44276)

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

Six months ended

June 30, 2017

Contents

Unaudited Condensed Interim Consolidated Statement of Profit or Loss	1
Unaudited Condensed Interim Consolidated Statement of Financial Position	2
Unaudited Condensed Interim Consolidated Statement of Changes in Equity	3
Unaudited Condensed Interim Consolidated Statement of Cash Flows	4
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5

Mariana Resources Limited and its controlled entities

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2017

	Notes	June 30	June 30
		2017 Unaudited £ 000	2016 Unaudited £ 000

Employee and directors benefits expense		(3,320)	(1,017)
Professional services expense		(1,877)	(186)
Marketing expense		(68)	(56)
Administrative and other expense		(119)	(38)
Travel expense		(85)	(72)
Occupancy expense		(21)	(15)
Write off/impairment of deferred exploration costs		(116)	(1,527)
Depreciation expense		(15)	(12)
Exchange gains\(losses)		(1,352)	204
(Loss) / Gain on investment in associate		(38)	196
Share of associate’s loss		(63)	(123)
Other income		5	9
Loss before Tax		(7,069)	(2,637)
Tax
Loss for the period
Other comprehensive loss
Other items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		708	(134)
Total comprehensive loss for the period		(6,361)	(2,771)

Loss attributable to:
Equity holders of the parent		(7,069)	(2,631)
Non-controlling interests		-	(6)
		(7,069)	(2,637)

Total comprehensive loss attributable to:
Equity holders of the parent		(6,359)	(2,771)
Non-controlling interests		(2)	-
		(6,361)	(2,771)

		Pence	Pence
Loss per share – basic and diluted		(5.52)	(0.28)

ON BEHALF OF THE BOARD:

“Glen Parsons”, CEO

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mariana Resources Limited and its controlled entities

Condensed Interim Consolidated Statement of Financial Position as at June 30, 2017

	Notes	June 30	December 31
		2017 Unaudited £ 000	2016 Audited £ 000
ASSETS
Non-current assets
Deferred exploration costs	3	6,482	5,518
Property, plant and equipment		153	162
Goodwill		44	44
Investment in an associate	5	2,675	1,729
Other		626	636
		9,980	8,089

Current assets
Other receivables and pre-payments		713	342
Cash and cash equivalents		2,745	5,126
		3,458	5,468

TOTAL ASSETS		13,438	13,557

LIABILITIES

Current Liabilities
Trade and other payables		655	772
Provisions		105	97
Finance lease liability		-	1
		760	870

TOTAL LIABILITIES		760	870

NET ASSETS		12,678	12,687

EQUITY
Issued share capital	6	136	124
Share premium account		52,798	46,798
Other components of equity	7	11,723	10,720
Accumulated losses		(52,104)	(45,035)
Equity attributable to equity holders of the parent		12,553	12,607
Non-controlling interest		125	80
TOTAL EQUITY		12,678	12,687

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Mariana Resources Limited and its controlled entities

Condensed Interim Consolidated Statements of Changes in Equity for the six months ended June 30, 2017 and June 30, 2016

	Share Capital	Share premium	Other components of equity	Accumulated losses	Total	Non-controlling interest	Total
	£ 000	£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
Balance at January 1, 2016 (unaudited)	86	41,255	7,957	(40,458)	8,840	83	8,923
Loss for the period	-	-	-	(2,631)	(2,631)	(6)	(2,637)
Other comprehensive income:
Exchange differences on translating foreign operations	-	-	(140)	-	(140)	6	(134)
Other comprehensive loss for the year	-	-	(140)	(2,631)	(2,771)	-	(2,771)
Transactions with the owners of the company
Issues of shares	34	6,221	-	-	6,255	-	6,255
Share-based payment options	-	-	627	-	627	-	627
Movement in non-controlling interest (NCI)	-	-	6	(6)	-	-	-
Transactions with owners	34	6,221	633	(6)	6,882	-	6,882
Balance at June 30, 2016 (unaudited)	120	47,476	8,450	(43,095)	12,951	83	13,034
Balance at January 1, 2017 (unaudited)	124	46,798	10,720	(45,035)	12,607	80	12,687
Loss for the period	-	-	-	(7,069)	(7,069)	-	(7,069)
Other comprehensive income:
Exchange differences on translating foreign operations	-	-	710	-	710	(2)	708
Other comprehensive loss for the year	-	-	710	(7,069)	(6,359)	(2)	(6,361)
Transactions with the owners of the company
Issues of shares	12	6,000	(1,702)	-	4,310	-	4,310
Share-based payments	-	-	1,997	-	1,997	-	1,997
Movement in non-controlling interests (NCI)	-	-	(2)	-	(2)	47	45
Transactions with owners	12	6,000	293	-	6,305	47	6,352
Balance at June 30, 2017 (unaudited)	136	52,798	11,723	(52,104)	12,553	125	12,678

Mariana Resources Limited and its controlled entities

Condensed Interim Consolidated Statement of Cash Flows for the six months ended June 30, 2017

	June 30 2017	June 30 2016
	Unaudited £ 000	Unaudited £ 000
Cash Flow from Operating Activities
Payments to suppliers & employees	(3,297)	(941)
Interest and other income received	5	8
Net Cash Used in Operating Activities	(3,292)	(933)

Cash Flow from Investing Activities
Payments for property, plant & equipment	(16)	-
Payments for exploration expenditure	(1,183)	(728)
Payment for joint venture & investment activities	(1,222)	(670)
Net Cash Used in Investing Activities	(2,421)	(1,398)

Cash Flow from Financing Activities
Proceeds from issue of share capital	3,418	6,305
Payment for share issue costs	-	(18)
Net Cash Flow from Financing Activities	3,418	6,287

Net increase/(decrease) in cash and cash equivalents	(2,295)	3,956
Effect of exchange rate fluctuations on cash held	(86)	290
Cash and cash equivalents at the beginning of the period	5,126	1,520
Cash and cash equivalents at the end of the period	2,745	5,766

Mariana Resources Limited and its controlled entities

Notes to the Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2017

NOTE 1Corporate Information

Mariana Resources Limited (“Mariana” or the “Company”) is incorporated and domiciled in Guernsey. Mariana is a holding company of a mineral exploration group of companies (the “Group”).  The Group is involved in identifying and exploring precious metals projects in Argentina, Chile, Suriname, Peru, Ivory Coast and Turkey.

The Company’s registered address is Granite House, La Grande Rue, St. Martin, Guernsey.

These unaudited condensed interim consolidated financial statements (herein after referred to as “interim financial statements”) are for the period January 1, 2017 to June 30, 2017 and were authorised for issue in accordance with a resolution of the directors on the 19th September 2017.

NOTE 2Basis of preparation and changes to the Group’s accounting policies

(a)	Basis of preparation

The condensed consolidated interim financial statements; including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual December 31, 2016 consolidated financial statements.

(b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis.

The condensed consolidated interim financial statements are presented in Pounds Sterling, and all values are rounded to the nearest thousand except as otherwise indicated.

NOTE 3DEFERRED EXPLORATION COSTS

	Six months ended June 30 2017	Year ended December 31 2016
	Unaudited £ 000	Audited £ 000
At beginning of period	5,518	5,811
Exchange differences	(315)	(71)
Acquisition of subsidiary	174	773
Additions	1,221	1,371
Transfer of balance to financial asset	-	(115)
Impairment provision/write off	(116)	(2,251)
At end of period	6,482	5,518

NOTE 4SEGMENT INFORMATION

For management purposes, the Group is organised into business units based on their activities and geographical location and has seven reportable segments:

•	Argentina – this segment is involved in exploration activities in Argentina
•	Chile – this segment is involved in exploration activities in Chile
•	Peru – this segment is involved in exploration activities in Peru
•	Suriname – this segment is involved in exploration activities in Suriname
•	Turkey -this segment is involved in exploration activities in Turkey
•	Ivory Coast - this segment is involved in exploration activities in Ivory Coast.
•	Head Office Operations – this segment is the support function provided to the Group from Guernsey and Australia, including early stage exploration opportunities.

These operating segments are monitored and strategic decisions are made on this basis by the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors. There have been no changes from prior periods in the measurement methods used to determine reported segment results. The operating results of each of these segments are regularly reviewed by the Group’s chief operating decision makers in order to make decisions about the allocation of resources and assess their performance.

During the six month period to June 30, 2017, there have been no changes from prior periods in the measurement methods used to determine operating and reported segment information.

The following tables present information regarding the Group’s operating segments for the six months ended June 30, 2017 and 2016 respectively.

Six months ended June 30, 2017	Argentina £ 000	Chile £ 000	Peru £ 000	Turkey £ 000	Suriname £ 000	Ivory Coast £ 000	Head Office Operations £ 000	Group £ 000
Segment result	(389)	(6)	91	(130)	(41)	37	(6,631)	(7,069)
Other segment items included in the income statement are as follows:
Depreciation	(10)	-	-	-	-	(5)	-	(15)
Exploration expenditure	(8)	-	-	-	(41)		(67)	(116)
Share based payments	-	-	-	-	-		(1,997)	(1,997)
Foreign exchange (loss)\gain	(277)	-	91	(2)	-	42	(1,206)	(1,352)

Six months ended June 30, 2016	Argentina £ 000	Chile £ 000	Peru £ 000	Turkey £ 000	Suriname £ 000	Head Office Operations £ 000	Group £ 000
Segment result	(1,794)	(18)	(91)	(52)	-	(682)	(2,637)
Other segment items Included in the income statement are as follows:
Depreciation	(11)	-	-	-	-	(1)	(12)
Write off/provision for impairment of exploration expenditure	1	-	(29)	(42)	(1,414)	(43)	(1,527)
Share based payments	-	-	-	-	-	(614)	(614)
Foreign exchange loss	(1,707)	(9)	107	-	-	1,813	204

The following tables present the assets and liabilities and exploration expenditure of the Group’s operating segments as at June 30, 2017 and December 31, 2016 respectively:

June 30, 2017	Argentina £ 000	Chile £ 000	Peru £ 000	Turkey £ 000	Ivory Coast £ 000	Head Office Operations £ 000	Group £ 000
Segment assets	5,233	86	32	3,245	1,822	3,020	13,438
Segment liabilities	(157)	(97)	-	(5)	(125)	(376)	(760)
Segment net assets	5,076	(11)	32	3,240	1,697	2,644	12,678
Other segment information
Exploration expenditure	4,426	-	-	389	1,667	-	6,482

December 31, 2016	Argentina £ 000	Chile £ 000	Peru £ 000	Turkey £ 000	Ivory Coast £ 000	Head Office Operations £ 000	Group £ 000
Segment assets	5,355	195	32	2,097	1,012	4,866	13,557
Segment liabilities	(174)	(184)	-	(6)	(246)	(260)	(870)
Segment net assets	5,181	11	32	2,091	766	4,606	12,687
Other segment information
Exploration expenditure	4,483	-	-	65	970	-	5,518

NOTE 5INVESTMENT IN ASSOCIATE

Artmin Madencilik is involved in mineral exploration at the Hot Maden project in north-eastern Turkey. Artmin Madencilik is a private entity that is not listed on any public exchange.

The Group’s 30% interest in Artmin Madencilik is accounted for using the equity method in the consolidated financial statements.  The Group maintains its interest in the associate through funding its share of the agreed budget of Artmin Madencilik. Artmin Madencilik’s budget for 2017 consists of expenditure on exploration of US$9.1 million.  The Group funds its share (30%) as required.

Equity accounted balances

The following tables illustrate the summarised financial information of the Group’s investment in Artmin Madencilik at June 30, 2017.

2017 £ 000
Current assets	1,609
Non-current assets	7,455
Current liabilities	(277)
Equity	8,787

Group’s carrying amount	2,675

The Group recognised in the statement of profit or loss for the six months ended June 30, 2017 a loss on its equity investment in Artmin Madencilik of £0.04m. This loss was due to foreign exchange movements when translating Artmin Madencilik balances into GBP at June 30, 2017.

2017 £ 000
Revenue	30
Administrative expenses	(192)
Other costs	(47)
Total net loss	(209)
Group’s share of net loss	(63)

The Group recorded its share of net losses in Artmin Madencilik in the statement of profit or loss of £0.06 m for the six months ended June 30, 2017.

NOTE 6ISSUED SHARE CAPITAL

Allotted, issued and fully paid	June 30 2017 Shares	December 31 2016 Shares	June 30 2017 £ 000	December 31 2016 £ 000
Ordinary shares of £0.001 each	136,202,925	124,050,705	136	124

Following changes to the law in Guernsey, shareholders removed the limit on the number of shares in the Company which may be issued (Authorised capital) from the Company’s Articles of Association at the annual general meeting on May 29, 2009.

	June 30 2017 £ 000	December 31 2016 £ 000
At beginning of year	124	86
Issue of ordinary shares - placement	-	33
Issue of ordinary shares – exercise of options and warrants	12	5
At end of year	136	124

The Company issued and allotted 12,152,220 new ordinary shares in the six months ended June 30, 2017.

NOTE 7 OTHER COMPONENTS OF EQUITY

	Share based payments & warrants reserve £ 000	Foreign currency translation reserve £ 000	Treasury Shares £ 000	Deferred Equity £ 000	Total £ 000
Balance at January 1, 2016	3,282	4,697	(22)	-	7,957
Share-based payment options and warrants cost	627	-	-	-	627
Exercise of warrants and options	-	-	-	-	-
Transactions with owners	627	-	-	-	627
Other comprehensive income/(loss):
Exchange differences on translating foreign operations	-	(134)	-	-	(134)
Total comprehensive (loss) for the period	-	(134)	-	-	(134)
Balance at June 30, 2016	3,909	4,563	(22)	-	8,450
Balance at January 1, 2017	5,838	4,477	(22)	427	10,720
Issue of shares	-	-	-	(427)	(427)
Share-based payment options and warrants cost	1,997	-	-	-	1,997
Exercise of warrants and options	(1,275)		-	-	(1,275)
Transactions with owners	722	-	-	(427)	295
Other comprehensive income/(loss):
Exchange differences on translating foreign operations	-	710	-	-	710
Non-controlling interests (NCI)	-	(2)	-	-	(2)
Total comprehensive income for the period	-	708	-	-	708
Balance at June 30, 2017	6,560	5,185	(22)	-	11,723

NOTE 8  SHARE OPTIONS AND WARRANTS

a)	Share options

At June 30, 2017 the Company had 5,960,000 options on issue (December 31, 2016: 5,847,160), each of which entitles the holder to receive on exercise, one ordinary share in the company.

i.	Number of Options

At June 30, 2017, the following options over ordinary shares of the Company had been granted and not exercised:

Expiry date	Exercise price pence	Number of options
Employees
03/31/2018	60.0	15,000
03/01/2019	30.0	55,000
06/10/2019	42.5	10,000
08/29/2021	54.5	200,000
		280,000
Directors
07/31/2017	20.0	70,000
03/31/2018	60.0	100,000
03/31/2018	80.0	140,000
03/31/2018	120.0	180,000
03/01/2019	30.0	570,000
03/01/2019	50.0	325,000
03/01/2019	70.0	325,000
06/10/2019	42.5	455,000
06/10/2019	45.0	400,000
06/10/2019	47.5	270,000
02/02/2022	100.0	2,400,000
		5,235,000
Other
07/31/2017	20.0	25,000
03/31/2018	60.0	60,000
03/01/2019	30.0	160,000
06/10/2019	42.5	200,000
		445,000

Total		5,960,000

ii.	Movements in options during the year ended December 31, 2016 and the six months ended June 30, 2017:

	Number of Options	Weighted average exercise price (pence)
Outstanding at January 1, 2016	4,047,850	43.0
Granted during the year	2,585,000	45.64
Exercised during the year	(495,690)	32.13
Expired during the year	(290,000)	124.1
Outstanding at December 31, 2016	5,847,160	46.25
Granted during the period	2,650,000	97.17
Exercised during the period	(2,537,160)	43.0
Outstanding at June 30, 2017	5,960,000	70.0

iii.	Fair value of options granted

The fair value of options granted (2,400,000 granted to directors and 250,000 granted to employees) during the six months ended June 30, 2017 calculated using a Black Scholes based model was £0.70m (2016: nil).

The inputs into the Black Scholes based model are as follows:	2017	2016

Weighted average share price at date of grant (in pence)	79.8	-
Weighted average exercise price (in pence)	97.17	-
Weighted average expected volatility	140%	-
Weighted average expected life (in years)	3.13	-
Risk free rates	0.60%	-

The underlying expected volatility was determined by reference to historical data of the Company’s shares over the last year on the AIM exchange.  No special features inherent to the options granted were incorporated into measurement of fair value.

The 2.4 million options granted to Glen Parsons and Eric Roth have the following features:

•	800,000 options issued with an expiry of 5 years and a strike price of £1.00, however only vesting on the Company achieving a market capitalisation of US$175 million (approx. £143.50 million);
•	800,000 options issued with an expiry of 5 years and a strike price of £1.00, however only vesting on the Company achieving a market capitalisation of US$200 million (approx. £164 million);
•	800,000 options issued with an expiry of 5 years and a strike price of £1.00, however only vesting on the Company achieving a market capitalisation of US$225 million (approx. £184.5 million).

Refer to Note 11 for additional information on the acquisition of the Company. As part of the acquisition, all options and warrants were deemed as vested. The share bonus awards were automatically issued prior to the acquisition being finalized.

The full cost of the 2.4 million options granted to Glen Parsons and Eric Roth, calculated using the Black-Scholes method, is £1.705 million.  In the six months ended June 30, 2017, an amount of £1.705m has been recognised as an expense in the unaudited condensed interim consolidated statement of profit or loss. The recognition of the full cost of the options issued were accelerated as a result of the acquisition.

An amount of £0.15m has also been recorded as a share based payment in the six months ended June 30, 2017.  This cost is in relation to 470,000 options issued to employees in 2016 and expiring in August 2021.These options have varying exercise dates and the full cost has been recognized at 30 June 2017.

b)	Warrants
i.	Number of warrants

Expiry date	Exercise price pence	Number of warrants
05/06/2018	25.0	10,298,354
		10,298,354

ii.	Movements in warrants during the year ended December 31, 2016 and the six months ended June 30, 2017 :

	Number of Warrants	Weighted average exercise price (pence)
Outstanding at January 1, 2016	6,534,094	30.0
Granted during the year	16,500,000	25.0
Exercised during the year	(4,744,197)	27.4
Outstanding at December 31, 2016	18,289,897	26.2
Exercised during the period	(8,374,045)	27.7
Outstanding at June 30, 2017	9,915,852	25.0

NOTE 9FINANCIAL ASSETS AND LIABILITIES

i)	Summary of financial assets and liabilities by category

The fair value of the financial instruments is included in the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The carrying amount and fair value of the Group’s financial assets and financial liabilities as recognised in the statement of financial position at June 30, 2017 and December 31, 2016:

	2017 £ 000	2016 £ 000
Financial assets
Other receivables	247	205
Cash and cash equivalents	2,745	5,126
	2,992	5,331
Financial liabilities
Trade and other payables	655	772
	655	772

ii)	Financial risk management objectives and policies

Financial risk management

Risk management is carried out by the Board of Directors.  These risks include market risk (including currency risk and interest risk), credit risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks as summarised below.

Market risk management

Market risk is the risk that changes in market prices, currency rates and interest rates, will affect the Company and Group’s results or the value of its holdings of financial instruments. The objective of market risk management is to manage and monitor market risk exposures within acceptable parameters, while optimising the return on risk.

Interest rate risk

The Group did not have a material amount of cash reserves that attracted interest during the period (2016: not material) and as a consequence is therefore not significantly exposed to interest rate movements.

All other financial assets and liabilities are non-interest bearing.

Foreign currency risk

The Group’s subsidiaries undertake their transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise.

The fair value of the Group’s monetary items that have foreign currency exposure at June 30, 2017 and December 31, 2016 are shown below:

	Australian Dollar £ 000	Argentina Peso £ 000	Chile Peso £ 000	US Dollar £ 000	Peru Nuevo Sol £ 000	Canadian Dollar £ 000	Turkish Lira £ 000	Central African Franc £ 000
2017
Receivables	2	653	55	-	30	-	70	-
Cash & cash equivalents	65	35	8	2,130	1	-	2	121
Trade and other payables	(42)	(118)	(97)	(12)	-	(21)	(35)	(125)
Foreign currency exposure	25	570	(34)	2,118	31	(21)	37	(4)

2016
Receivables	-	661	57	-	30	-	17	-
Cash and cash equivalents	33	73	93	3,469	1	-	121	20
Trade and other payables	(52)	(132)	(184)	(57)	-	(3)	(6)	(203)
Foreign currency exposure	(19)	602	(34)	3,412	31	(3)	132	(183)

The above period end amounts are not representative of the exposure to risk during the period, because the levels of monetary foreign currency exposure change significantly throughout the period.  The Board monitors exposure to foreign exchange risk and the Group’s exposure to material change in its ability to meet its operational commitments in foreign countries is mitigated by maintaining funds in various currencies.  The Board’s current policy is to not enter into hedging contracts.

Foreign currency sensitivity analysis

The Group is mainly exposed to the Australian Dollar, US Dollar, Argentina Peso, Chilean Peso, Peruvian Nuevo Sol, Turkish Lira and Central African Franc as these are the functional currencies of the operating entities outside of Guernsey.

The following table details the Group’s sensitivity to a 10% strengthening in the Pound Sterling against the relevant foreign currencies, with the exception of the Argentinean Peso where a 20% movement has been used due to the recent devaluation of the Peso.

The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates (20% for the Argentinean Peso).

A positive number indicates a gain in the profit or loss where the Pound Sterling strengthens against the respective currency.

		June 30 2017 £ 000	December 31 2016 £ 000
Australian Dollar	Profit or loss	(2)	2
US Dollar	Profit or loss	(30)	(340)
Argentina Peso	Profit or loss	(114)	(121)
Chile Peso	Profit or loss	3	3
Peruvian Nuevo Sol	Profit or loss	(3)	(3)
Canadian Dollar	Profit or loss	2	-
Turkish Lira	Profit or loss	(7)	(13)
Central African Franc	Profit or loss	-	18
		(151)	(454)

Credit risk management

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to the Company and the Group.  The Company and the Group have adopted a policy of only dealing with creditworthy counterparties and seek to deposit cash with reputable financial institutions with strong credit ratings as a means of mitigating risk of financial loss from defaults.

Other receivables consist of minor amounts receivable from a small number of creditworthy counterparties.

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.  The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements which represent Group’s maximum exposure to credit risk, are summarised below:

	Maximum credit risk
	June 30 2017 £ 000	December 31 2016 £ 000
Financial assets
Other receivables	247	169
VAT receivable	-	554
Cash and cash equivalents	2,745	5,126
	2,992	5,849

Liquidity risk management

Management of the risk

Ultimate responsibility for liquidity risk management rests with the Board of Directors.  The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows.

NOTE 10 RELATED PARTY TRANSACTIONS

Related party disclosures are shown below:

Balances with Related Parties as at June 30, 2017 and December 31, 2016 are as follows:

Related Party	Relationship	Nature of Transaction	2017 £ 000	2016 £ 000
Mariana Exploration Pty Ltd	Subsidiary	Intercompany loan	(743)	(538)
Mariana Turkey Limited	Subsidiary	Intercompany loan	2,657	1,609
Minera Mariana Argentina S.A.	Subsidiary	Intercompany loan	14,296	14,641
Mariana International Limited	Subsidiary	Intercompany loan	1,666	1,433
Minera AMG Chile Limitada	Subsidiary	Intercompany loan	40	40
Awale Resources Limited	Subsidiary	Intercompany loan	875	187
Minera Mariana Peru SAC	Indirect Subsidiary	Intercompany loan	3,992	4,205

All of the above loans are interest free.

The following transactions were entered into with related parties during the six months ended June 30, 2017:

-	Innerleithen Pty Ltd (entity controlled by J Horsburgh) – consulting services provided by John Horsburgh £5k (2016: £14k).
-	ER Global SpA (entity controlled by E Roth) executive director fees for E Roth of £98k (2016: £141k) were paid to this company.
-	R Horsburgh (daughter-in-law of J Horsburgh) - services related to publicity and investor relations £1k (2016:£12k).

Purchases or services from related parties are made at arm’s length at normal market rates and normal commercial terms.

There is no ultimate controlling party.

NOTE 11    POST BALANCE SHEET DATE EVENTS

On July 3, 2017, Sandstorm Gold Ltd. acquired 100% of the issue and outstanding common shares of the Company.

As contemplated in the scheme of arrangement (“Mariana Takeover”), the shareholders of the Company received common shares of Sandstorm Gold Ltd. (the “Sandstorm Gold Shares”) on the basis of 0.2573 of a Sandstorm Gold Share plus 28.75 pence in cash for each Mariana common share held.

As contemplated in the Mariana Takeover, each holder of a Mariana share option or warrant (“Mariana Options”) exchanged the Mariana Option for a Sandstorm Gold Ltd. share option or warrant (“Sandstorm Options”), on the basis of 0.3487 of a Sandstorm Option for each Mariana Option held.

Sandstorm previously held 8,980,243 Mariana Shares, representing approximately 7.0 per cent. of the issued ordinary share capital of Mariana, and Mariana Warrants over a further 4,490,122 Mariana Shares.

As part of the acquisition, change of control payments were made to employees of Mariana, totalling £1.8 million.